Exhibit (a)(1)(D)

FOR IMMEDIATE RELEASE

Opportunity Investment Fund I, LLC Announces Amendment to Terms of Tender Offer for 100,000 Shares of Common Stock of Piedmont Office Realty Trust, Inc.

Newport Beach, CA: November 25, 2009 – Opportunity Investment Fund I, LLC, a Delaware limited liability company, today announced that it is amending certain terms of its previously announced tender offer to acquire 100,000 shares of common stock (“Shares”) of Piedmont Office Realty Trust, Inc., a Maryland corporation, at a purchase price equal to $4.60 per Share, less the amount of any dividends declared or made with respect to the Shares between November 16, 2009 and December 18, 2009 or such other date to which this offer may be extended (the “Expiration Date”), in cash, without interest, upon the terms and subject to the conditions set forth in a Offer to Purchase and a related Letter of Transmittal, as each may be supplemented or amended from time to time (which together constitute the “Offer” and the “Tender Offer Documents”).

The Purchaser is amending the Offer to, among other things, accept Shares on a pro-rata basis instead of on a first come first served basis as previously announced.

THE OFFER, WITHDRAWAL RIGHTS, AND PRORATION PERIOD WILL EXPIRE AT 11:59 P.M., EASTERN TIME, ON DECEMBER 18, 2009, UNLESS THE OFFER IS EXTENDED.

THE OFFER TO PURCHASE IS NOT CONDITIONED UPON ANY MINIMUM NUMBER OF SHARES BEING TENDERED. IF MORE THAN 100,000 SHARES ARE VALIDLY TENDERED AND NOT WITHDRAWN, THE PURCHASER WILL ACCEPT FOR PURCHASE 100,000 SHARES FROM TENDERING SHAREHOLDERS (WHO DO NOT ELECT THE ‘ALL OR NONE’ OPTION)  ON A PRO RATA BASIS, SUBJECT TO THE TERMS AND CONDITIONS SET FORTH IN THE OFFER. A SHAREHOLDER MAY TENDER ANY OR ALL SHARES OWNED BY SUCH SHAREHOLDER.

For more information about the Offer or to get copies of the Tender Offer Documents, please call:

Harold Hofer: (949) 275-2658.

The Tender Offer Documents are also available on the Internet at:

www.peracon.com
Username: piedmont
Password: tender

Log in to the peracon.com website by using the user name and password above and you will be directed to the Tender Offer Documents.

The Purchaser, for convenience, is utilizing the peracon.com website to host the Tender Offer Documents.  Peracon, Inc. is not affiliated with the Purchaser or the Tender Offer in any way other than providing their web site to host the Tender Offer Documents.

THIS ANNOUNCEMENT IS NEITHER AN OFFER TO BUY NOR A SOLICITATION OF AN OFFER TO SELL SHARES. THE OFFER IS BEING MADE SOLELY BY A FORMAL OFFER TO PURCHASE AND IS NOT BEING MADE TO, AND TENDERS WILL NOT BE ACCEPTED FROM OR ON BEHALF OF, SHAREHOLDERS RESIDING IN ANY JURISDICTION IN WHICH MAKING OR ACCEPTING THE OFFER WOULD VIOLATE THAT JURISDICTION’S LAWS.

For additional information, please call Harold Hofer at (949) 275-2658.